Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Sep 30-2003	Sep 30-2002	Sep 30-2003	Sep 30-2002	% Change
ASSETS

Cash & equivalents	37,292	64,522	56.4	97.6	-42.2%
Other current assets	161,066	147,113	243.7	222.6	9.5%
Total current assets	198,358	211,635	300.1	320.2	-6.3%

PP&E, net	326,825	347,185	494.5	525.3	-5.9%
Other assets	67,381	108,165	101.9	163.6	-37.7%

TOTAL ASSETS	592,563	666,985	896.5	1,009.1	-11.2%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	54,563	50,054	82.6	75.7	9.0%
Other current liabilities	101,312	59,602	153.3	90.2	70.0%
Total current liabilities	155,876	109,657	235.8	165.9	42.1%

Long-term debt (2)	85,172	41,655	128.9	63.0	104.5%
Other long-term liabilities	32,595	32,481	49.3	49.1	0.4%
Total long-term liabilities	117,767	74,136	178.2	112.2	58.9%

Minority interest	40,393	43,110	61.1	65.2	-6.3%

Stockholders' equity	278,529	440,082	421.4	665.8	-36.7%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	592,563	666,985	896.5	1,009.1	-11.2%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	71,797	97,553	108.6	147.6	-26.4%

Total financial debt	139,735	91,709	211.4	138.7	52.4%

Net debt (3)	67,938	(5,843)	102.8	(8.8)	NM

Liquidity ratio	1.27	1.93
Debt / Capitalization	0.31	0.16

(1) Exchange rate: US$ 1.00 = Ch$ 660.97
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets